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Biosortia

Ross Youngs · 2nd

Providing previously unobtainable drug-like small molecules (IP) directly from microbiomes to partners discovering new therapeutics, agrochemical, longevity, & more w/ complete AI datasets

Talks about #genomics, #microbiome, #microbiology, #drugdiscovery, and #artificialintelligence

Dublin, Ohio, United States · Contact info

11,948 followers · 500+ connections

7 mutual connections: Stephanie Gripne, Jonny Price, and 5 others

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Biosortia Pharmaceuticals

Florida Institute of Technology

Providing services
Research
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Highlights

World's First Microbiome and Multi-Omics Virtual Conference
Ross spoke at this event

Featured

Link



Invest in Univenture, Inc.: 💰Growing,...
Univenture, Inc. on...
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

Post

90 Sec. Introduction to Biosortia Microbiomics...



82 · 5 comments

Link



PACCARB Feb 10 2021 final 2 10 21F Ross...
YouTube
It is a honor to present to Presidential Advisory Council . . . The reason for major limitations to discovering new potent drug-like chemistry is...

Activity

+ Follow

11,948 followers

Ross Youngs posted this • 1w

"Investors will have the opportunity to join growing Biotech and eco-friendly packaging sectors with the announcement of Univenture's new funding round on crowd- ...show more



Univenture Invites Investors to Join Their Innovation Powerhouse in Public...
piworld.com • 2 min read

4

Ross Youngs posted this • 1w

"An analysis of the genetic material in the ocean has identified thousands of previously unknown RNA viruses and doubled the number of phyla, or biological groups, ...show more



Over 5,500 New Viruses Identified in the Ocean – Including a Missing Link ...

scitechdaily.com • 4 min read

53 5 comments

Ross Youngs reshared a post • 1w

Congratulations to the team at Univenture. Looking forward to have discussions with and about #angelinvesting #crowdfunding #investors



Invest in Univenture, Inc.: 💡Award winning inventors of eco-friendly pack...

wefunder.com • 1 min read

5

Ross Youngs posted this • 2w

The significance of the work transcends sponges, though, providing a new approach to understanding the past based on genomics. "If we can reconstruct the evoluti ...show more



Genomic time machine: From sponge microbiome, insights into evolutiona...

phys.org • 3 min read

17 1 comment

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About

#microbiome - Biosortia has completed the process of perfecting a technological breakthrough (equity funding >$11 million, non-dilute funding of >$9 million -ARPA-E, DARPA, USAFRL) & is ready to go to scale. A major peer-reviewed paper published in Nov 2018 was recognized by the American Chemical Society ('Editors Choice Awarc ...see more

Experience

CEO & Founder

Biosortia Pharmaceuticals
Nov 2014 - Present · 7 yrs 7 mos
San Diego, CA

Biosortia is pursuing multiple discoveries to IND opportunities with microbiome focussed immuno-oncology and immunological (IO/I) discoveries with ...see more

CEO & Co-Founder

Univenture Inc.
Apr 1988 - Present · 34 yrs 2 mos
Dublin, OH

Compact Disc Packaging. Focused and sleeve style packaging. Leader in various disc packaging and storage options.



U-1000: Automatic Disc Insertion

The U-1000 is an automated packaging technology that includes packaging, graphic insertion, printing, labeling, and...

20 year former Member

Vistage Worldwide, Inc. Member
Jan 1999 - Nov 2018 · 19 yrs 11 mos
Columbus, Ohio Area

Current and long term member of the largest CEO group in the world. The world's leading chief executive organization ...see more

Education

Florida Institute of Technology

A.S., Environmental Technology

1975 - 1977

Activities and societies: Business Manager College Newspaper

Indiana University–Purdue University Indianapolis
Industrial Engineering Technology (Purdue)
1977 - 1986

Skills

Start-ups · 99+

Endorsed by Tien Wong and 14 others who are highly skilled at this

Endorsed by 9 colleagues at Univenture Inc.

Entrepreneurship · 99+

Endorsed by Tien Wong and 15 others who are highly skilled at this

Endorsed by 12 colleagues at Univenture Inc.

Strategy · 99+

Endorsed by Chris Heim and 1 other who is highly skilled at this

Endorsed by 7 colleagues at Univenture Inc.

Show all 29 skills →

Recommendations

Received   Given

Yasir Hashmi · 1st
Chief Executive Officer at The Hashmi Group
January 12, 2022, Yasir worked with Ross but on different teams

Ross is one of the most strategic and charismatic personality I have worked with. He is very specialised in his work and is very hardworking towards achieving his goals! He has created a great company which is a reflection of his personality I believe. He has a very amazing rare combination of science and financ ...see more

Bill Troy · 3rd
Upgrade Your Brain, Upgrade The World | Neuroscience-Based Individual and Team Transformation
August 31, 2010, Bill worked with Ross but they were at different companies

There are lots of people who have good ideas. And there are many others who are good at getting things done. Ross is one of the few who excel at both. This combination makes him an amazing business and societal change agent. I've been lucky to have him as an advisor for several years, but spend 10 minute: ...see more

Jon Milenthal · 3rd
Marketing strategist with 20+ years of experience.
August 25, 2010, Ross was Jon's client

Ross epitomizes the words "entrepreneur" and "inventor". His mind is always going, and he is quick to recognize new opportunities, and exploit them. I feel very fortunate to have worked closely with Ross on the Algae VS business. His ability to explain the science and engineering behind his work in an easy-to-und ...see more

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Publications

Biosortia Opportunities in Oncology, ADC Warheads and Immuno-oncology
Biosortia Team, Science Staff and Collaborators · Oct 1, 2016

Show publication

.pdf of Opportunity Sheets in Oncology for early licensing or research support

Patents

scholar.google

US List by Google Scholar

See patent

List of US based Patents by Google Scholar

Projects

Introduction to Biosortia

Associated with Biosortia Pharmaceuticals

Show project

11 minute introduction to JLABS in San Diego

The National Microbiome Initiative

Show project

Link to Information Only

Organizations

BioCom

Life Science Nation

Causes

Environment • Health • Science and Technology

Interests

Influencers | Companies | Groups | Schools



Rebecca Jarvis · 3rd

Chief Business, Technology & Economics Correspondent at ABC News Host , Creator/Host 'The Dropout' podcast & 'No Limits with Rebecca Jarvis' Podcast

18,631 followers



Claire Diaz-Ortiz · 2nd

Venture Capital Investor and Author

520,965 followers

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